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                                                              Exhibit-99(a)(6)




FOR IMMEDIATE RELEASE
August 16, 2001

Contact: Eggert Dagbjartsson
         Equity Resources Group, Inc.
         14 Story Street
         Cambridge, Massachusetts 02138

Telephone: (617) 876-4800

FOR IMMEDIATE RELEASE

       Equity Resource Lexington Fund Limited Partnership announced today that it has increased the purchase price of its tender offer to purchase up to 2,532 units of limited partnership interests, or LP Units, in NTS Properties III to $290 per unit in cash.

       As a result of the increased purchase price, Equity Resource Lexington Fund Limited Partnership is extending its offer to purchase LP Units, in NTS Properties III until 12:00 midnight, Eastern time, on Thursday, August 30, 2001. The terms of the offer are otherwise identical to the terms of the original offer made to holders of LP Units on July 18, 2001.